

July 23, 2012

Via E-mail
Eric Soyer
Chief Financial Officer
EDAP TMS S.A.
4 Rue du Dauphiné
69120 Vaulx-en-Velin
France

> **Re: EDAP TMS S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 26, 2012**
> **File No. 000-29374**

Dear Mr. Soyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, Operating Results, page 31

1.   We see that you discuss various measures in your management's discussion and analysis on pages 33 through 36 that adjust your operating results to exclude expenses from your FDA PMA trials. Please tell us how you considered the guidance in Item 10(e) of Regulation S-K relating to the presentation of non-GAAP measures in determining that the disclosures required by that Item were not required for these measures, including the reconciliation of a non-GAAP measure to its most directly comparable GAAP measure, the disclosure of the reasons why management believes the presentation provides useful information to investors and the additional purposes for which your management uses the non-GAAP measure. Alternatively, please revise future filings, including any

amendments, to include the disclosures required by Item 10(e) for these measures and provide us with a copy of your proposed disclosure.

Signatures, page 68

2.   We note that your Form 20-F is unsigned. Please file a full amendment that includes all required signatures.

Item 18. Financial Statements

Note 31. Subsequent Significant Events as of April 26, 2012, (b) Exchange Agreement regarding the Convertible Debentures and Warrants, page F-42

3.   Please describe for us in appropriate detail how you valued and accounted for the exchange, including a discussion of how the embedded warrant derivatives were treated upon extinguishment, how the exchange was recorded and provide the calculations supporting any gain or loss recorded as part of the exchange. Please refer to the appropriate authoritative literature which supports your accounting.

4.   In future filings, including any amendments, please either delete the pro forma information, or include all of the pro forma financial information and explanatory notes required by Article 11 of Regulation S-X.

Exhibits 12.1 and 12.2

5.   We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Exhibit 12 of Form 20-F also includes the title of the certifying individual. In future filings, including any amendments to your Form 20-F, please revise the identification of the certifying individual at the beginning of the certification to remove the individual's title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Eric Soyer
EDAP TMS S.A.
July 23, 2012
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant